Exhibit 99.1

IFM Investments Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	June 30,	June 30,
	2014	2015	2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	47,616	34,286	5,530
Restricted cash	8,903	6,835	1,102
Accounts receivable, net	156,786	130,873	21,109
Amounts due from related parties	237	264	43
Loans receivable	259,738	273,248	44,072
Prepaid expenses and other current assets	20,998	26,953	4,347
Deferred tax assets	14,437	13,795	2,225
Total current assets	508,715	486,254	78,428
Non-current assets:
Investment in associates	17,062	18,009	2,905
Property and equipment, net	18,129	14,469	2,334
Intangible assets, net	79,877	77,462	12,494
Goodwill	83,559	83,559	13,477
Other non-current assets	15,379	12,142	1,958
Deferred tax assets	3,566	4,837	780
Total assets	726,287	696,732	112,376
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	8,821	8,732	1,408
Accrued expenses and other current liabilities	429,376	418,925	67,568
Amounts due to related parties	11,782	10,782	1,739
Deferred revenue	7,815	1,059	171
Short term loan	4,900	4,990	805
Contingent consideration payable	5,623	5,623	907
Total current liabilities	468,317	450,111	72,598
Long-term deposits payable	10,430	9,937	1,603
Deferred tax liabilities	15,008	14,662	2,365
Total liabilities	493,755	474,710	76,566
Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2014 and June 30, 2015, respectively; 669,233 and 669,233 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	4,949	4,949	798
Additional paid-in capital	1,036,336	1,036,402	167,162
Statutory reserves	5,595	5,595	902
Accumulated deficit	(856,209)	(866,463)	(139,752)
Total IFM Investments Limited shareholders' equity	190,671	180,483	29,110
Non-controlling interest	41,861	41,539	6,700
Total shareholders' equity	232,532	222,022	35,810
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	726,287	696,732	112,376